SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
     (EUA ENERGY)                           :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended September 30, 1995.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  November 15, 1995

                    EUA ENERGY INVESTMENT CORPORATION
                 ENERGY AND ENERGY CONSERVATION RESEARCH
                            THIRD QUARTER 1995

 (1) EUA Energy Investment Corporation Financial Statements for the third quarter 1995.

                    EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                            September 30, 1995
                                (Unaudited)
                         (In Thousands of Dollars)

                     ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($2,244)
    Other Assets                                     1,830
          Total fixed Assets                          (414)
Current Assets:
    Cash and temporary Cash Investments                  4
    Notes Receivable                                 5,920
    Accounts Receivable                              1,771
    Prepayments and Other Assets                         7
          Total Current Assets                       7,702
TOTAL ASSETS                                        $7,288

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                            (8,422)
          Total Common Equity                       (8,421)
          Total Capitalization                      (8,421)
Current Liabilities:
    Notes Payable to Parent                         14,861
    Accounts Payable                                    79
    Accrued Taxes                                        0
    Accrued Interest                                 1,433
    Other Current Liabilities                            0
          Total Current Liabilities                 16,373
Accumulated Deferred Taxes                            (664)
TOTAL LIABILITIES AND EQUITY                        $7,288


                    EUA ENERGY INVESTMENT CORPORATION
                         CONDENSED INCOME STATEMENT
               For the Quarter Ended and YTD September 30, 1995
                              (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED       YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                178     1,784
    Depreciation & Amortization                2         4
    Taxes - Other                              3        12
    Income and Deferred Taxes                 (3)       (5)
          Total Operating Expenses           180     1,795
Operating Income                            (180)   (1,795)
Other Income and Deductions                 (387)     (690)
    Income Before Interest Charges          (567)   (2,485)
Interest Charges:
    Interest Expense - Associated Companies  217       552
    Other Interest Expense                     1         5
          Total Interest Charges             218       557
Net Income                                 ($785)  ($3,042)


                    EUA ENERGY INVESTMENT CORPORATION
                           STATEMENT OF CASH FLOWS
                 YTD for the Month Ended  September 30, 1995
                                (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($3,042)
    Depreciation & Amortization                          0
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (3,491)
        Accounts & Notes Payable                     6,121
        Accrued Expenses                               552
        Other (Net)                                 (1,837)
          Net Operating Activities                  (1,697)
Financing Activities:
    Equity Contributions                              (375)
    Long Term Debt                                       0
    Other (Net)                                          0
          Net Financing Activities                    (375)
Investing Activities:
    Investments in Subsidiaries                      2,063
    Capital Expenditures                                 0
          Net Investing Activities                   2,063
Cash Provided (Used)                                   ($9)


                    EUA ENERGY INVESTMENT CORPORATION
                 ENERGY AND ENERGY CONSERVATION RESEARCH
                            THIRD QUARTER 1995

(2) EUA Energy has not invested in nor become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy did not utilize any of its authorized $5 million in R&D funding in the third quarter of 1995. On a cumulative basis EUA Energy has utilized $2,743,000 of funding through September 30, 1995.


(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications